SECURITIES AND EXCHANGE COMMISSION

SEC MAIL PROCESSING SECTION
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FEB 2 3 2006
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06004391

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SEC FILE NUMBER
8-65551

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Juniper Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 Carnegie Center - Suite 102
(No. and Street)

Princeton, (City) New Jersey (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 8 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Juniper Capital Group, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

Financial & Operations Principal

Title

EDUARD KORSINSKY
Notary Public, State of New York
No. 02KO5060830
Qualified in Kings County
Commission Expires May 28th, 20 06

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditor's Report on Internal Control Structure

[x] (p) Statement of Cash Flows

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

JUNIPER CAPITAL GROUP, LLC

FINANCIAL REPORT

AND

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2005

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

JUNIPER CAPITAL GROUP, LLC

FINANCIAL REPORT

DECEMBER 31, 2005

INDEX

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

Independent Auditors' Report

To the Members of
Juniper Capital Group, LLC

We have audited the accompanying statement of financial condition of JUNIPER CAPITAL GROUP, LLC as at December 31, 2005 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Juniper Capital Group, LLC as at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 14, 2006

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2005

ASSETS

Cash	$ 154,917
Accounts receivable	11,349
Prepaid expenses	3,955
TOTAL	$ 170,221

LIABILITIES

Accounts payable and accrued expenses	$ 60,020

MEMBER'S EQUITY

Total member's equity	110,201
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 170,221

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

Placement fee income		$ 674,262
Expenses:		
Dues and fees	$ 10,618	
Medical insurance	1,756	
Telephone	2,787	
Office	2,658	
Professional fees	26,225	
Bank charges and interest	722	
Consulting	522,964	
Advertising and marketing	1,062	568,792
NET INCOME		$ 105,470

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Total Member's Equity
Balance - January 1, 2005	$ 34,731
Distributions to member	(30,000)
Net income	105,470
Balance - December 31, 2005	$ 110,201

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net income	$ 105,470
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Accounts receivable	3,651
Prepaid expenses	(2,090)
Accrued expenses	52,220
Net adjustments	53,781
Net cash provided by operating activities	159,251
Cash flows from financing activities:	
Distributions to member	(30,000)
NET INCREASE IN CASH	129,251
Cash - January 1, 2005	25,666
CASH - DECEMBER 31, 2005	$ 154,917

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2005

NOTE A - Organization

Juniper Capital Group, LLC (the "Company"), a wholly owned entity of the Juniper Group, LLC (the "Parent") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer of securities and is a member of the National Association of Securities Dealers ("NASD"). The Company engages in the private placement of securities.

NOTE B - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated in the same manner as a partnership under the applicable provisions of the income tax laws. The Company is a single member limited liability company; accordingly, no income taxes are incurred by the Company as earnings and losses flow directly to the parent.

NOTE C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of approximately $95,000, which was approximately $90,000 in excess of the net required minimum capital of $5,000. Under certain circumstances, withdrawals of capitals may be restricted.

JUNIPER CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2005
-2-

NOTE E - Fee Income

Two funds accounted for 44% of commission income in 2005, with the largest fund accounting for 28% of the total.

NOTE F - Exemption from SEC Rule 15c 3-3

The Company is exempt from SEC Rule 15c 3-3 under subparagraph (K)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

SUPPLEMENTARY SCHEDULE

SCHEDULE 1

JUNIPER CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2005

Net Capital:

Total member's equity before nonallowable assets		$ 110,201
Less: Accounts receivable	$ 11,349	
Prepaid expenses	3,955	15,304
Net capital		94,897
Minimum net capital required		5,000
Excess net capital		$ 89,897

Capital Ratio:

Aggregate indebtedness to net capital	0.63 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$119,897
Adjustments to record additional fees payable	(25,000)
Balance - December 31, 2005	$ 94,897

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

To the Members of
Juniper Capital Group, LLC
212 Carnegie Center, Suite 102
Princeton, New Jersey 08540

In planning and performing our audit of the financial statements and supplemental schedule of Juniper Capital Group, LLC (the Company) for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

825 Third Avenue New York, NY 10022-9524 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

To the Members of
Juniper Capital Group, LLC

Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report its intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 14, 2006